Exhibit (d)(3)
JLL PARTNERS FUND V, L.P.
450 Lexington Avenue
New York, New York 10017
          June 6, 2006
Ace Holdings I, LLC
450 Lexington Avenue
Suite 3350
New York, NY 10017
Dear Sirs:
          This letter is being delivered by JLL Partners Fund V, L.P., a Delaware limited partnership (“JLL”), for the benefit of ACE Cash Express, Inc., a Texas corporation (the “Company”), in connection and contemporaneously with that certain Agreement and Plan of Merger (the “Agreement”), dated as of the date hereof, by and among the Company, Ace Holdings I, LLC, a Delaware limited liability company (“Purchaser”), and Ranger Merger Sub, Inc., a Texas corporation, whereby Purchaser will acquire the Company on the terms and subject to the conditions set forth therein.
          In order to induce the Company to enter into the Agreement and to consummate the transactions contemplated thereby, JLL hereby covenants, represents and warrants that until the payment in full by Purchaser of all amounts, if any, which may be owing to the Company under Section 7.3(b) of the Agreement:
     (1) JLL shall cause Purchaser to maintain its existence as a Delaware limited liability company and shall not permit Purchaser (a) to be liquidated, (b) to become bankrupt or insolvent (c) to become subject to any receivership or any reorganization, adjustment, composition or liquidation or similar proceeding or (d) to take any action, corporate or otherwise, that could reasonably be expected to result in (a), (b) or (c); and
     (2) JLL shall, or shall cause and enable Purchaser to, perform all of Purchaser’s obligations and pay all amounts, if any, which may be owing to the Company under Section 7.3(b) of the Agreement on or prior to the date such amounts are due.
          The covenants of the undersigned shall inure to the benefit of the Company as a third-party beneficiary hereof; provided, however, that nothing herein, express or implied, is intended or shall be construed to give to or confer any person, corporation or other entity (other than Purchaser and the Company) any claim, right or remedy against the undersigned by reason of, as a result of or arising in any way out of, the covenants of the undersigned herein, and all such covenants and the other terms and conditions contained herein shall be for the sole and exclusive benefit of Purchaser and the Company. This letter, and all rights and obligations hereunder, shall terminate immediately following the earlier of (i) the Closing of the transactions contemplated by the Agreement or (ii) termination of the Agreement in accordance with its terms and, to the extent required pursuant to the Agreement, payment by Purchaser of the amounts, if any, owing to the Company pursuant to Section 7.3(b) of the Agreement.

JLL PARTNERS FUND V, L.P.

By:	JLL ASSOCIATES V, L.P.,
its General Partner

By:	JLL ASSOCIATES G.P. V, L.L.C.,
its General Partner

By:	/s/ Paul S. Levy

Name: Paul S. Levy
Title: Managing Member